Consent of Independent Registered Public Accounting Firm
The Board of Directors
JTH Holding, Inc.:
We consent to the incorporation by reference in the registration statement (333‑182585) on Form S‑8 of JTH Holding, Inc. of our report dated September 26, 2013, with respect to the consolidated balance sheets of JTH Holding, Inc. and subsidiaries as of April 30, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three‑year period ended April 30, 2013, which report appears in the April 30, 2013 Annual Report on Form 10-K of JTH Holding, Inc.
Our report dated September 26, 2013 contains an explanatory paragraph that states that the consolidated financial statements as of and for the years ended April 30, 2012 and 2011 have been restated to correct certain misstatements.

Norfolk, Virginia
October 1, 2013

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